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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

FIRST FINL CORP

(Name of Issuer)

Common Stock

(Title of Class of Securities)

320218100

(Cusip Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☒ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Item 1.
(a)	Issuer: FIRST FINL CORP
(b)	Principal executive office:

Item 2.
(a)	Person filing:	National City Corp.
(b)	Principal business office:	1900 East Ninth Street Cleveland, Ohio 44114

(c)	Citizenship:	United States
(d)	Class:	Common Stock
(e)	CUSIP:	320218100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

Classification:   (B) Banks as defined by Section 3 (A) (6) of the act.

Item 4.	Ownership.

     (a) Amount beneficially owned as of December 31, 2004: 1,288,478

     (b) Percent of class: 9.54%

     (c) (i) Sole power to vote or direct vote: 41,310

     (ii) Shared power to vote or direct vote: -0-

     (iii) Sole power to dispose or direct disposition: 41,310

     (iv) Shared power to dispose or direct disposition: 1,247,168

     (v) None

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

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Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

National City Bank of Indiana Classification: (B) Banks as defined by Section 3(A)(6) of the act.

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2005 Date Scott A. Krouse Scott A. Krouse

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